EXHIBIT 99.(a)(14)

THIS LETTER IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. If you are in any doubt as to the information contained in this letter, you are recommended to seek your own financial advice immediately from your stockbroker, bank manager, solicitor, accountant or other independent professional adviser who may be in a position to assist you.

This letter is confidential. Nothing in this letter shall be construed as investment advice or any investment recommendation given by or on behalf of PPM Energy, Inc. or Scottish Power plc (the Company) or any other person.

This letter should be read in conjunction with the circular to shareholders of the Company which includes details of the Return of Cash and Capital Reorganisation dated 31 March 2006 (the Circular) and the US Memorandum dated 31 March 2006 (the US Memorandum). Words and expressions defined in the Circular and US Memorandum have the same meaning in this letter unless the context requires otherwise.

3 April 2006

To: Participants with Stock Accounts in the PPM Energy, Inc. Non-Qualified Deferred Compensation Plan (the Plan)

Dear Participant,

1. INTRODUCTION

The Company has completed the sale of its US regulated business, PacifiCorp, to MidAmerican and it is now making arrangements to return £2.25 billion of the net proceeds from the sale of PacifiCorp to shareholders (the Return of Cash).

Shareholders are being asked to approve the steps needed to implement the Return of Cash at an Extraordinary General Meeting (the EGM) which will be held on 4 May 2006. Details of the Return of Cash are set out in the Circular and US Memorandum. Copies of the Circular and US Memorandum can be found on the Company’s website at www.scottishpower.com

The Company is making the Return of Cash by way of a B share structure which gives shareholders a choice as to when they receive their share of the proceeds from the Return of Cash and, depending on their tax residency, what tax treatment should apply to it. The Return of Cash will be followed by a consolidation of the share capital of the Company (or what you might refer to as a “reverse stock split”), further details of which can be found on page 12 in the Circular.

This letter explains the impact of the Return of Cash on your Stock Account under the Plan. You do not need to take any action as you are not able to vote at the EGM or to make an election regarding the Return of Cash. The Plan’s Administrative Committee has resolved to elect Alternative 2 (the Initial Repurchase Offer) for all B Shares held in the Plan. The election of this Alternative will result in the B Shares in the Plan being purchased for cash and the cash proceeds being immediately reinvested in ADSs. You will not be taxed on these amounts until your account is distributed to you.

Participants with Credit Accounts or Market Accounts are unaffected by the Return of Cash or Share Capital Consolidation.

2. YOUR STOCK ACCOUNT

Participants in the Stock Account do not actually hold ADS securities and therefore you will not participate directly in the Return of Cash or the Share Capital Consolidation. Instead, participants are credited with returns consistent with those applicable to ADS shares. For purposes of the Return of Cash and Share Capital Consolidation, participant accounts in the Stock Account will receive the following treatment:

On the Reclassification, one in every three Existing Ordinary Shares represented by Existing ADSs will be reclassified into a B Share. As each Existing ADS represents four Existing Ordinary Shares, the effective result will be that each Existing ADS will represent two and two-thirds ordinary shares and one and one-third B Shares. Pursuant to the Committee’s election, your Stock Account in the Plan will be credited with cash of £3.60 for each B Share it holds and that cash will be reinvested in more ADSs.

The effect of the Share Capital Consolidation is that, for every 63 Existing ADS an ADS Holder holds, they will receive 50 New ADSs but they will still own the same proportion of the Company as they did before the Share Consolidation. As a result, your Stock Account investment performance will be based on the lower number of New ADSs compared to the Existing ADSs, but with the same assumed ownership proportion.

You will be sent a statement in June showing the revised balance in your Stock Account to take account of the Return of Cash and Share Capital Consolidation. In the meantime, if you have any queries, please contact Tonja Willey on 503-796-6978.

Sincerely,

Linda Wah

For and on behalf of

PPM Energy, Inc.

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